Date: February 16, 2024 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com To: All Canadian Securities Regulatory Authorities Subject: PAN AMERICAN SILVER CORP Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Shareholders for the subject Issuer: Meeting Type : Annual General and Special Meeting Record Date for Notice of Meeting : March 12, 2024 Record Date for Voting (if applicable) : March 12, 2024 Beneficial Ownership Determination Date : March 12, 2024 Meeting Date : May 08, 2024 Meeting Location (if available) : Vancouver, BC Issuer sending proxy related materials directly to NOBO: No Issuer paying for delivery to OBO: No Notice and Access (NAA) Requirements: NAA for Beneficial Holders Yes Beneficial Holders Stratification Criteria: Not Applicable NAA for Registered Holders Yes Registered Holders Stratification Criteria: Not Applicable Voting Security Details: Description CUSIP Number ISIN COMMON 697900108 CA6979001089 Sincerely, Computershare Agent for PAN AMERICAN SILVER CORP